SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on August 7, 2018 drawn up in summary form

1.	Date, Time and Venue:On August 7, 2018, starting at 11:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.
2.

Call and Attendance: Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance ofMessrs.Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Vicente Falconi Campos, José Heitor Attilio Gracioso, Milton Seligman,Roberto Moses Thompson Motta,Luis Felipe Pedreira Dutra Leite, Cecilia Sicupira, Antonio Carlos Augusto Ribeiro Bonchristiano,Marcos de Barros Lisboa and Nelson José Jamel.

3.	Board:Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.
4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.         Nomination of Executive Officer. According to article 21, letter d, of the Company’s bylaws, to approve:

4.1.1.   Effective as of September 1st, 2018, the replacement of Mr. Fábio Vieira Kapitanovas, the current Chief People Officer, by Mr. Ricardo Morais Pereira de Melo, Brazilian citizen, civil engineer, bearer of the identity card RG No.60.802.441-7 (SSP/SP) and enrolled with the Individual Taxpayers’ Registry under No. 765.157.884-87, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor. Mr. Ricardo Morais Pereira de Melo shall accumulate the functions of Chief Sales Officer and Chief People Officer and will be sworn into his respective position on September 1st, 2018, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers.

4.1.1.1. New Board of Executive Officers Composition. In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit I as of September 1st, 2018.

4.1.2.   Effective as of January 1st, 2019,

(a) Election of Mr. Jean Jereissati, Brazilian citizen, administrator, bearer of the identity card RG No. 27669748-0 (SSP/SP) and enrolled with the Individual Taxpayers’ Registry under No. 693.224.813-15, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as, cumulative, the Chief Sales Officer and Chief Marketing Officer, replacing Mr. Ricardo Morais Pereira de Melo and Mrs. Paula Nogueira Lindenberg, respectively.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 7, 2018.

(b) Election of Mr. Paulo Zagman, Brazilian citizen, civil engineer, bearer of the identity card RG No. 07512213 (IFP/RJ) and enrolled with the Individual Taxpayers’ Registry under No. 072.343.527-83, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Logistic Officer, replacing Mr. Maurício Nogueira Soufen in that position, provided that Mr. Maurício Nogueira Soufen will remain as Chief Industrial Officer.

(c) Election of Mr. Leticia Rudge Barbosa Kina, Brazilian citizen, lawyer and economist, bearer of the identity card RG No. 29.586.013-3 (SSP/SP) and enrolled with the Individual Taxpayers’ Registry under No. 255.726.488-17, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Legal Officer, replacing Mr. Pedro de Abreu Mariani in that position.

(d) Election of Mr. Ricardo Gonçalves Melo, Brazilian citizen, lawyer bearer of the identity card RG No. 8372066-4 (IFP/RJ) and enrolled with the Individual Taxpayers’ Registry under No. 968.950.397-91, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Corporate Affairs Officer, replacing Mr. Pedro de Abreu Mariani in that position.

(e) Extinction of the position of Chief Premium and High End Officer, whose functions will be performed by the Chief Sales and Marketing Officer.

4.1.2.1. The Board expresses its gratitude and thanked Mr. Pedro de Abreu Mariani for his invaluable contribution during the 15 years of services rendered to the Company.

4.1.2.2. New Board of Executive Officers Composition. In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit II as of January 1st, 2019, with the renewal of the term of office of those Directors who remain in office. The officers will be sworn into their respective positions on January 1st, 2019 with an unified term of office until December 31, 2021, upon the execution of the instruments of investiture in the proper book, at which time they will execute a statement confirming that there is no impediment to their election to the Company’s Board of Executive Officers.

4.2.         Nomination of Alternate Member of the Board of Directors. To nominate, effective as of September 1st 2018, Mr. Carlos Eduardo Klutzenschell Lisboa, Brazilian citizen, administrator, with offices in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, bearer of the identity card RG No. 2.118.619 SSP/PE and enrolled with the Individual Taxpayers’ Registry under No. 694.514.864-53, as an alternate member of the Board of Directors, for a term of office up to the Company’s Annual General Shareholders’ Meeting of 2020, pursuant to article 20 of the Company’s By-laws.

4.3          Independent Auditor. In accordance with the recommendation of the Fiscal Council at the meeting held on August 3, 2018 and the presentation made, approve the engagement of PricewaterhouseCoopers as independent auditor of the Company and its subsidiaries for the years 2019, 2020 and 2021.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 7, 2018.

5.             Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, August 7, 2018.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Milton Seligman	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Vicente Falconi Campos
/s/ Roberto Moses Thompson Motta /s/ José Heitor Attilio Gracioso	/s/ Nelson José Jamel /s/ Letícia Rudge Barbosa Kina Secretary

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 7, 2018.

Exhibit I

Company’s Board of Executive Officers as of September 1st, 2018

(term of office unified until May 11, 2019, except for Mr. Fernando Mommensohn Tennenbaum whose term of office would be until July 1st, 2021)

(i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Fernando Mommensohn Tennenbaum, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Ricardo Morais Pereira de Melo, as “Chief Sales and People Officer”; (iv) Mr. Eduardo Braga Cavalcanti de Lacerda, as “Chief Soft Drinks Officer”; (v) Mr. Maurício Nogueira Soufen, as “Chief Industrial and Logistics Officer”; (vi) Mr. Pedro de Abreu Mariani, as “Chief Legal and Corporate Affairs Officer”; (vii) Mr. Daniel Cocenzo, as “Chief Premium and High End Officer”; (viii) Mrs. Paula Nogueira Lindenberg, as “Chief Marketing Officer”; (ix) Mr. Fernando Maffessoni, as “Chief of Shared Services and Information Technology Officer”; and (x) Mr. Rodrigo Figueiredo de Souza, as “Chief Procurement Officer”.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on August 7, 2018.

Exhibit II

Company’s Board of Executive Officers as of January 1st, 2019

(term of office unified until December 31st, 2021)

(i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Fernando Mommensohn Tennenbaum, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Jean Jereissati, as “Chief Sales and Marketing Officer”; (iv) Mr. Ricardo Morais Pereira de Melo, as “Chief People Officer”; (v) Mr. Eduardo Braga Cavalcanti de Lacerda, as “Chief Soft Drinks Officer”; (vi) Mr. Maurício Nogueira Soufen, as “Chief Industrial Officer”; (vii) Mr. Paulo Zagman, as “Chief Logistics Officer”; (viii) Mrs. Leticia Rudge Barbosa Kina, as “Chief Legal Officer”; (ix) Mr. Ricardo Gonçalves Melo, as “Chief Corporate Affairs Officer”; (x) Mr. Fernando Maffessoni, as “Chief of Shared Services and Information Technology Officer”; and (xi) Mr. Rodrigo Figueiredo de Souza, as “Chief Procurement Officer”.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer